SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 2)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                         WESTPORT RESOURCES CORPORATION
                 (FORMERLY KNOWN AS BELCO OIL & GAS CORPORATION)
  ______________________________________________________________________________
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
  ______________________________________________________________________________
                         (Title of Class of Securities)

                                    961418100
  ______________________________________________________________________________
                      (CUSIP Number of Class of Securities)

                              C/O HOWARD L. BOIGON
                         WESTPORT RESOURCES CORPORATION
                              1670 BROADWAY STREET
                                   SUITE 2800
                             DENVER, COLORADO 80202
                                 (303) 573-5404
  ______________________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                              KENNETH S. WITT, ESQ.
                             GREENBERG TRAURIG, LLP
                          1200 17TH STREET, SUITE 2400
                             DENVER, COLORADO 80202
                                 (303) 572-6500

                                 December 10, 2003
  ______________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The total number of shares of Common Stock (as defined herein) reported herein is 9,700,000, which constitutes 14% of the total number of shares outstanding as of November 3, 2003. Ownership percentages set forth herein are based on Issuer's Form 10-Q filed on November 4, 2003, which disclosed that there were 67,306,592 shares of Common Stock of Issuer (as defined herein) outstanding and 2,930,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"), outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 shares of Common Stock per share of Preferred Stock.

                         (continued on following pages)


                              (Page 1 of 6 Pages)

CUSIP No. 961418100               13D
--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS:  MEDICOR FOUNDATION

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)  [ ]
                                                               (b)  [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO(SEE ITEM 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      LIECHTENSTEIN
--------------------------------------------------------------------------------
                               7         SOLE VOTING POWER
                                         9,700,000 SHARES (SEE ITEM 5)
          NUMBER OF            -------------------------------------------------
           SHARES              8         SHARED VOTING POWER
        BENEFICIALLY                     -0- SHARES (1) (SEE ITEM 5)
          OWNED BY             -------------------------------------------------
            EACH               9         SOLE DISPOSITIVE POWER
          REPORTING                      9,700,000 SHARES (SEE ITEM 5)
           PERSON             -------------------------------------------------
            WITH               10        SHARED DISPOSITIVE POWER
                                         -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,700,000 SHARES (SEE ALSO ITEM 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14% (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

(1) Because MEDICOR is a party to the Termination and Voting Agreement (as defined herein), MEDICOR may be deemed to own an additional 23,675,558 shares of Issuer Common Stock which are owned by the other parties to the Termination and Voting Agreement. However, MEDICOR disclaims beneficial ownership of such shares.

                               (Page 2 of 6 Pages)

                                  SCHEDULE 13D

THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2003, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 2003. THE TEXT OF ITEMS 4 AND 5 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:


ITEM 4. PURPOSE OF THE TRANSACTION

     Item 4 is hereby amended by inserting the following after the final paragraph thereof:

          The shares of Issuer Common Stock owned by MEDICOR are being held for investment purposes. MEDICOR actively reviews its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, in comparison with other investment opportunities. Based upon such review, MEDICOR will take such actions with respect to the Issuer Common Stock they own as they deem appropriate in light of the circumstances existing from time to time. MEDICOR may determine to dispose of some or all of the Issuer's securities currently owned by them either in the open market (subject to applicable legal restrictions) or in registered or privately negotiated transactions, or in other transactions they determine to be appropriate, including, for example, by way of gift or in exchange for other securities. On December 10, 2003, MEDICOR sold 1,300,000 shares of Issuer Common Stock for $27.252 per share in a Rule 144 transaction (the "Sale Transaction"). MEDICOR does not presently have any plans or intentions to acquire additional Issuer securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Items 5(a), (b) and (c) are hereby amended by deleting the text hereof and replacing it with the following:

          (a) The aggregate number of shares of Issuer Common Stock of which MEDICOR may be deemed to be the beneficial owner is 9,700,000 shares. Such 9,700,000 shares represent 14% of the shares of Issuer Common Stock deemed to be outstanding as of December 12, 2003. Each member of the Foundation Council and each of the President, Vice-President and Secretary of MEDICOR disclaims beneficial ownership of the Issuer Common Stock held by MEDICOR.

          (b) MEDICOR has the sole power to vote or dispose of 9,700,000 shares of Issuer Common Stock. Neither the members of the Foundation Council nor the President, Vice-President or Secretary of MEDICOR have the sole power, or shared power, to vote or dispose of the shares of Issuer Common Stock held by MEDICOR.


                              (Page 3 of 6 Pages)

          Because MEDICOR is a party to the Termination and Voting Agreement (as defined herein), MEDICOR may be deemed to own an additional 23,675,558 shares of Issuer Common Stock which are owned by the other parties to the Shareholders Agreement. However, MEDICOR disclaims beneficial ownership of such shares.

          (c) Except for the Sale Transaction, neither MEDICOR, any member of its Foundation Council, nor its President, Vice-President or Secretary has effected any transactions in Issuer Common Stock during the past sixty (60) days or since the most recent filing of Schedule 13D.


                              (Page 4 of 6 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2003

                            MEDICOR FOUNDATION


                            By: /s/ Anton M. Lotzer
                                ----------------------------------------
                            Name:   Anton M. Lotzer

                            Title:  Member of the Board of Foundation


                            By: /s/ Albin A. Johann
                                ----------------------------------------
                            Name:  Albin A. Johann

                            Title:  Member of the Board of Foundation/Secretary


                               (Page 5 of 6 Pages)

  EXHIBIT
   NUMBER      DESCRIPTION
  _________    _____________

     10.1 Third Amended and Restated Shareholders Agreement dated as of February 14, 2003, among Westport Resources Corporation, ERI Investments, Inc., Westport Energy LLC, MEDICOR Foundation and certain other stockholders named therein (incorporated by reference from Exhibit 10.1 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.2 Contribution Agreement dated February 14, 2003, among Westport Energy LLC, Westport Investments Limited, and MEDICOR Foundation (incorporated by reference from Exhibit 10.2 of Schedule 13D filed with the Securities and Exchange Commission on February 14,
               2003).

     10.3 Letter Agreement dated February 14, 2003 between Westport Investments Limited and MEDICOR Foundation (incorporated by reference from Exhibit 10.3 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.4 Lock-Up Letter Agreement among Westport Energy LLC, Lehman Brothers Inc., Credit Suisse First Boston Corporation and JPMorgan Securities Inc (incorporated by reference from Exhibit
               10.4 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.5 Letter dated February 14, 2003 from Lehman Brothers Inc. to Westport Energy LLC (incorporated by reference from Exhibit 10.5 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.6 Letter Agreement dated February 14, 2003 between MEDICOR Foundation and Lehman Brothers Inc (incorporated by reference from Exhibit 10.6 of Schedule 13D filed with the Securities and Exchange Commission on February 14, 2003).

     10.7 Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).

     10.8 Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., MEDICOR Foundation and certain other shareholders named therein (filed herewith).


                              (Page 6 of 6 Pages)